Filed Pursuant to Rule 433

Registration No. 333-173395

October 18, 2012

RPM International Inc.

Pricing Term Sheet

$300,000,000 3.450% Notes due 2022

The following information supplements the Preliminary Prospectus Supplement dated October 18, 2012,

and is filed pursuant to Rule 433, under Registration No. 333-173395

Issuer:	RPM International Inc.

Security Type:	Senior Unsecured Notes

Ratings (Moody’s / S&P / Fitch)*:	Baa3 (stable) / BBB- (stable) / BBB- (stable)

Pricing Date:	October 18, 2012

Settlement Date: (T+3)	October 23, 2012

Maturity Date:	November 15, 2022

Principal Amount:	$300,000,000

Benchmark:	1.625% due August 15, 2022

Benchmark Price / Yield:	98-09+ / 1.815%

Spread to Benchmark:	T + 165 bps

Yield to Maturity:	3.465%

Coupon:	3.450%

Public Offering Price:	99.871%

Optional Redemption:	Prior to August 15, 2022 (the date that is three months prior to the maturity date of the notes), the notes will be redeemable at our option, at any time in whole or from time to time in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, plus accrued and unpaid interest. On or after August 15, 2022 (the date that is three months prior to the maturity date of the notes), the notes will be redeemable at our option, at any time in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Interest Payment Dates:	May 15 and November 15, commencing May 15, 2013

CUSIP / ISIN:	749685 AS2 / US749685AS28

Joint Book-Running Managers:	RBS Securities Inc. Wells Fargo Securities, LLC

Co-Managers:	Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a base prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling RBS Securities Inc. toll-free at 1-866-884-2071 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.